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Corporate Communications / Investor Relations


03029128

Date July 29, 2003
Direct phone +31 23 546 32 38
Direct fax +31 23 546 39 12
E-mail r.de.meel@hq.vnu.com
Subject **ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press release:

- **VNU'S NIELSEN MEDIA RESERCH AND VIACOM'S TELEVISION OPERATIONS SIGN MULTI-YEAR AGREEMENTS FOR EXPANDED TV MEASUREMENT**

With kind regards,
VNU bv
b/a

Rob de Meel
SVP


SEC MAIL
RECEIVED
PROCESSING
AUG 06 2003



ADR 82-2876

Press release

Date July 29, 2003

VNU'S NIELSEN MEDIA RESEARCH AND VIACOM'S TELEVISION OPERATIONS SIGN MULTI-YEAR AGREEMENTS FOR EXPANDED TV MEASUREMENT

Viacom's Network, Station, Syndication and Cable Entities Support People Meter Expansion in Nielsen's National and Local Samples in the U.S.

Haarlem, The Netherlands -- VNU, a leading international media and information company, today announced that Nielsen Media Research, a subsidiary of VNU Media Measurement & Information, has reached multi-year agreements with various television operations of Viacom, Inc. for TV audience measurement services involving all Viacom and CBS television businesses. Included in the agreements are 35 Viacom owned-and-operated television stations across 28 markets; CBS and UPN Television Networks; syndicators King World and Paramount; and 12 cable networks BET, CMT, Comedy Channel, MTV, MTV2, Nickelodeon/Nick at Nite, Noggin, VH1, Showtime, TV Land, SPIKE TV and The Movie Channel.

These agreements support the largest-ever expansion of Nielsen's National People Meter Sample. By 2006 when all elements of the expansion plan are complete, the effective size of Nielsen's National People Meter Sample will nearly double from 5,000 homes to approximately 10,000 homes. The National People Meter Sample produces the ratings that are the currency for all broadcast and cable networks as well as national syndication sales.

These new agreements with Viacom also endorse Nielsen's previously announced plans to expand its Local People Meter (LPM) service throughout the top television markets which include 15 Viacom stations in nine of the top ten markets. People Meters in local markets will permit station executives to access continuous daily demographic audience estimates in order to better inform their sales and programming decisions. Two Viacom stations in Boston, WBZ (CBS) and WSBK (UPN), will receive immediate access to Boston People Meter data. LPM service in Boston was introduced in May 2002.

In addition to the top ten television markets, this agreement provides local audience measurement with Viacom stations in 19 markets outside the top ten.

"These agreements build on a strong existing foundation between Nielsen and the Viacom television operations, and demonstrates our commitment to constantly improve and innovate our samples in order to ensure that TV remain the best measured of all advertising media," said Susan D. Whiting, President and Chief Executive Officer of Nielsen Media Research.



Press release

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 4.3 billion in 2002. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

About Nielsen Media Research

Nielsen Media Research is the leading provider of television audience measurement and related services, worldwide. More information is available at www.nielsenmedia.com. Nielsen Media Research is part of the VNU Media Measurement & Information Group, a global leader in information services for the media and entertainment industries.

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00